

March 10, 2017

Via E-mail

Michael Richard Hammersley
Brightleaf Advisory Group, LLP
706 N. Eugene Street, A4
Greensboro, NC 27401

>   **Re: Paragon Offshore plc**
>   **Schedule 14N filed February 22, 2017 by Brightleaf Advisory Group, LLP**
>   **File No. 001-36465**

Dear Mr. Hammersley:

We have reviewed your filing and have the following comment. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

1. Please provide us with your analysis as to whether a group has been formed within the meaning of Exchange Act Section 13(d)(3) and Exchange Act Rule 13d-5(b)(1) in connection with the nomination of Messrs. Stilley, Slaughter and Tondu to the board of directors of Paragon Offshore plc.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions